Exhibit 21 Subsidiaries of Registrant

Information relating to direct and indirect subsidiaries of Center Financial Corporation as of February 28, 2004 is set forth below. All of the indicated subsidiaries are wholly owned by Center Financial Corporation except as indicated below.

Direct Subsidiaries

Name	State of Incorporation

Center Bank	California

Center Capital Trust I	Delaware

Indirect Subsidiaries

Name	State of Incorporation

CB Capital Trust [12]	Maryland

[1]	Subsidiary of Center Bank
[2]	Center Bank owns 100% of the common securities of Capital Trust, a Maryland corporation which has qualified as a real estate investment trust under the Internal Revenue Code.